SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*


                           Network Long Distance, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                 64121K  10  5
                                 (CUSIP Number)

         James M. Ash, Esq., 2300 Main Street, Kansas City, Missouri 64108 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 15, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                     (Continued on following page(s))
                           Page 1 of 5 Pages

CUSIP No.      64121K  10  5        13D               Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON:    JONATHAN K. BARTON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *:      (a) ___
                                                             (b) ___

3.  SEC USE ONLY

4.  SOURCE OF FUNDS *:    SC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):    _____

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:  United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:          455,556 shares

8.  SHARED VOTING POWER:        None

9.  SOLE DISPOSITIVE POWER:     455,556 shares

10. SHARED DISPOSITIVE POWER:   None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 455,556
                                                                  shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*: __

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.7

14. TYPE OF REPORTING PERSON*:           IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  64121K  10  5               13D      Page 3 of 5 Pages

Item 1.  Security and Issuer

         Common Stock, $.0001 par value per share (the "Shares").

         The principal executive office of Network Long Distance, Inc. (the "Issuer") is located at 525 Florida Street, Baton Rouge, Louisiana 70801-1708.

Item 2. Identity and Background

        (a)  Jonathan K. Barton

        (b)  2516 West 89th Street, Leawood, Kansas  66206
        (c) The reporting person is the Customer Service Manager of United Wats, Inc., a Kansas corporation ("UWI"), and wholly owned subsidiary of the Issuer. UWI is a long distance telecommunications company located at 7000 Squibb, Suite 310, Mission, Kansas 66202.

        (d)  None.

        (e)  None.

        (f)  United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         The Issuer issued a total of 2,277,780, or 455,556 Shares each, to Michael S. Miroslaw, David H. Ferdman, Kevin L. Jackson, Timothy A. Barton and Jonathan K. Barton in exchange for a total of 165,195 shares, or 33,039 shares from each named individual, of UWI common stock, $.10 par value per share. As a result of this share exchange, UWI became a wholly owned subsidiary of the Issuer and the reporting person became a shareholder of the Issuer.

Item 4.  Purpose of Transaction

         The purpose for entering into the transaction was effect the sale of UWI to the Issuer.

         (a)  None.

         (b)  None.

         (c)  None.

         (d) None, however, Timothy A. Barton did become a member of the Board of Directors of the Issuer on November 15, 1996.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.

Item 5.  Interest in Securities of the Issuer

         (a) The information in Items 11 through 13 in the cover pages hereof is hereby incorporated by reference.

         (b) The information in Items 7 through 10 in the cover pages hereof is hereby incorporated by reference.

         (c)  None.

         (d)  None.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

        (1)  None;

        (2)  None; and

        (3)  None.

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 1996

                                    /s/ Jonathan K. Barton
                                    _________________________________________
                                    Jonathan K. Barton